As filed with the Securities and Exchange Commission on March 12, 2003
                                                                    No.22-28666
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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                              --------------------
                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                                    UNDER THE
                           TRUST INDENTURE ACT OF 1939

                              --------------------

                         LEXINGTON PRECISION CORPORATION
                               (Name of Applicant)

                                767 Third Avenue
                            New York, New York 10017
                                 (212) 319-4657
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

          TITLE OF CLASS                                 AMOUNT
  11 1/2% Senior Subordinated Notes                 (1)Please see below.
        Due August 1, 2007

           Approximate date of proposed Exchange Offer: March 7, 2003.

                                  Warren Delano
                                    President
                                767 Third Avenue
                            New York, New York 10017
                              Phone: (212) 319-4657
                               Fax: (212) 319-4659
                     (Name and address of agent for service)

                             ----------------------

                                   Copies to:
                          Richard F. Langan, Jr., Esq.
                                Nixon Peabody LLP
                               437 Madison Avenue
                            New York, New York 10022
                              Phone: (212) 940-3140
                               Fax: (212) 940-3111

                              --------------------

         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

                              --------------------

-------------------
(1) This amount shall equal the sum of $27,412,000 (the "Old Note Principal Amount") plus accrued and unpaid interest on the Old Note Principal Amount at the rate of 12 3/4% per annum from August 1, 1999, through the day before the date the Exchange Offer (as defined herein) is consummated.

Item 5.           Principal Owners of Voting Securities

         The following table lists each person known or believed by us to own 10% or more of our voting securities as of February 28, 2003. Based upon present holdings and commitments, upon the closing of the restructuring we do not anticipate that Messrs. Delano or Lubin will own less than 10% of our voting securities or that another person will own 10% or more of our voting securities.


                                                                                                 Percentage of
            Name and Complete                   Title of Class               Amount                 Voting
             Mailing Address                        Owned                    Owned(1)          Securities Owned
  ------------------------------------------------------------------------------------------------------------------

  Michael A. Lubin                               common stock                1,516,242(2)             31.4%
  c/o Lubin, Delano & Company
  767 Third Avenue
  New York, New York  10017

  Warren Delano                                  common stock                1,385,855(3)             28.7%
  c/o Lubin, Delano & Company
  767 Third Avenue
  New York, New York  10017


---------------------------------

(1) The persons named in the table have sole voting and dispositive power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws, where applicable, except as set forth in the notes to the table.

(2) Includes (a) 35,000 shares owned by each of Mr. Lubin's two minor children, with respect to which Mr. Lubin acts as custodian under the New York Uniform Gifts to Minors Act and (b) 50,000 shares owned by an individual retirement account of Mr. Lubin. Also includes 89,062 shares owned by a retirement benefit plan of which Mr. Lubin and Mr. Delano are both beneficiaries.

(3) Includes 110,750 shares owned by individual retirement accounts of Mr. Delano. Also includes 89,062 shares owned by a retirement benefit plan of which Mr. Delano and Mr. Lubin are both beneficiaries.

                               CAPITAL SECURITIES


Item 7.       Capitalization

         (a) Authorized Classes of Securities.

                                                As of February 28, 2003:

                                                                                  Amount                Amount
Title of Class                                                                 Authorized(1)        Outstanding(1)
---------------------------------------------------------------------------------------------------------------------
Capital Stock
         Common stock, $.25 par value.....................................        10,000,000             4,828,036
         $8 Cumulative convertible redeemable preferred stock,
               Series B, $100 par value...................................
                                                                                     330,000(2)            330,000(2)
         Preferred stock, Series A, $100 par value........................             2,500                     -
         Preferred stock, $1 par value....................................         2,500,000                     -

Debt Securities
         12 1/2% Senior, Unsecured Note due August 1, 2001................     $   7,500,000         $   7,500,000
         12% Secured Term Note due July 31, 2001..........................     $   1,080,513         $   1,080,513
         12 3/4% Senior Subordinated Notes due February 1, 2000...........     $  27,412,125         $  27,412,125
         14% Junior Subordinated Notes due August 1, 2001.................     $     346,667         $     346,667


                      As of the closing of the restructuring (assuming closing on March 25, 2003):

                                                                                  Amount                   Amount
Title of Class                                                                 Authorized(1)           Outstanding(1)
--------------------------------------------------------------------------------------------------------------------------
Capital Stock
     Common stock, $.25 par value.......................................          10,000,000             4,916,148(2)
     Warrants to purchase common stock..................................             405,157(3)            401,141(3)
     $8 Cumulative convertible redeemable preferred
           stock, Series B, $100 par value..............................             330,000(4)            330,000(4)
     Preferred stock, Series A, $100 par value..........................               2,500                     -
     Preferred stock, $1 par value......................................           2,500,000                     -

Debt Securities
     12 3/4% Senior Subordinated Notes due February 1, 2000...............     $     274,121(5)      $     274,121(5)
     11 1/2% Senior Subordinated Notes due August 1, 2007..................    $  40,169,043(5)      $  39,767,352(5)
     12 1/2% Junior Subordinated Notes due November 1, 2007................    $     346,667(6)      $     346,667(6)

---------------------------------

(1) Expressed in number of shares with respect to capital stock and dollars with respect to debt securities.

(2) As a part of the restructuring, we intend to convert the accrued interest on the Junior Subordinated Notes, which totaled $189,000 at December 31, 2002, into common stock. The accrued interest on the Junior Subordinated Notes will total $200,000 if the Exchange Offer is consummated on March 25, 2003.

(3) As part of the restructuring, we intend to issue ten common stock purchase warrants in respect of each $1,000 principal amount of New Notes and 12 1/2% Junior Subordinated Notes issued. Each common stock purchase warrant will entitle the holder thereof to purchase one share of our common stock, par value $.25 per share, at a price of $3.50 per share. The common stock purchase warrants may be exercised at any time from January 1, 2004 to August 1, 2007, 5:00 p.m. New York City Time. If the Exchange Offer is consummated on March 25, 2003, and all holders of Old Notes exchange their Old Notes for New Notes and the existing Junior Subordinated Notes are exchanged for new 12 1/2% Junior Subordinated Notes, we will issue an aggregate of 404,478 common stock purchase warrants. The number of common stock purchase warrants to be outstanding was calculated assuming that 99% of the Old Notes are tendered in the Exchange Offer and the existing Junior Subordinated Notes are exchanged for new 12 1/2% Junior Subordinated Notes.

(4) The Series B preferred stock is convertible into shares of common stock at a conversion price of $13.50 per share (subject to adjustment) based on an initial conversion value of Series B preferred stock of $200 per share. As part of the restructuring, we intend to pay all dividends in arrears on the Series B preferred stock, as soon as practicable. Although we do not presently intend to do so, we reserve the right to redeem, pursuant to the terms thereof, 900 shares of the Series B preferred stock and cause a reduction in the number of authorized shares of the Series B preferred stock by such amount.

(5) The amount to be authorized was calculated assuming that the Exchange Offer is consummated on March 25, 2003. The amount to be outstanding was calculated assuming that 99% of the Old Notes are tendered in the Exchange Offer.

(6) As a part of the restructuring, we intend to issue to holders of our Junior Subordinated Non-Convertible Notes, new 12 1/2% Junior Subordinated Notes with a maturity date of November 1, 2007, with attached warrants to purchase an aggregate of 3,470 shares of common stock.

         (b) Description of Voting Rights of Each Authorized Class of
Securities.

         Holders of our common stock are entitled to one vote per share at all meetings of stockholders.

         Holders of our Series B preferred stock are entitled to one vote per share at all meetings of stockholders. Moreover, in the event that six quarterly dividends (whether or not consecutive) on any of the then outstanding Series B preferred stock are in arrears, the holders of the Series B preferred stock, voting as a class, would be entitled to elect two additional persons to our Board of Directors until the annual meeting following the date on which all such arrearages have been paid in full. At March 6, 2003, we were in arrears on the payment of twelve dividends and the redemption of 1,350 shares of Series B preferred stock in the amounts of $79,200 and $270,000, respectively.

         Except as otherwise provided in our Restated Certificate of Incorporation or as required by law, holders of our Series A preferred stock would have no voting power or right to participate in any meetings of stockholders. No shares of our Series A preferred stock are currently issued or outstanding.

         Our Board of Directors is vested with broad authority with respect to our other preferred stock, $1 par value, which permits it, among other things, to establish and designate series, fix the number of shares of such series, provide for a sinking fund for the purchase or redemption of shares or a purchase fund for the purchase of shares of each series, and determine the relative rights, preferences and limitations of each such series, including but not limited to, the voting rights of the shares of such series.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

This Amendment No. 1 to application for qualification is comprised of page number 1 above through page number 7.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Lexington Precision Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 12th day of March, 2003.

(SEAL)

                                        LEXINGTON PRECISION CORPORATION



                                        By:  /s/Warren Delano
                                            ------------------------------------
                                            Name:   Warren Delano
                                            Title:  President



Attest:  /s/Dennis Welhouse
        ----------------------------
        Name:   Dennis Welhouse
        Title:  Assistant Secretary